FORM OF E-MAIL COMMUNICATION TO ELIGIBLE OPTIONHOLDERS
OF VIRTUALSCOPICS, INC.

TO:	All VirtualScopics Employees, Officers and Directors
FROM:	Nancy Volkmuth, Director of Human Resources
SUBJECT:	IMPORTANT NEWS – Offer to Exchange Stock Options
DATE:	October 5, 2009

IMPORTANT NEWS—PLEASE READ IMMEDIATELY AND TAKE ACTION
BEFORE 5:00 P.M., EASTERN TIME, ON NOVEMBER 2, 2009

I am happy to announce that the Board of Directors of VirtualScopics, Inc. has approved a stock option exchange program in which you are eligible to participate. This exchange program is an important opportunity for those of you that hold stock options with an exercise price equal to or greater than $1.00 per share to exchange your existing stock options for one-half (1/2) the number of shares covered by your exchanged options.

These new stock options will have an exercise price equal to the closing price per share of our common stock on the date of the expiration of the exchange offer, which we expect will occur on November 3, 2009. These new stock options will have one year of additional vesting will be added to the vesting schedule of exchanged options and the expiration date of each new option will be identical to the expiration date of the exchanged option.

All of the necessary forms have been e-mailed to you and also posted on VirtualScopics' intranet.

We will be holding meetings for any employee, officer or director who has any questions, comments, concerns or would like assistance to complete the necessary paperwork.  A meeting schedule will be announced shortly.

It is important that you take action by 5:00 p.m., Eastern Time, on November 2, 2009. We will not accept any Election Forms after this time.

We hope that this exchange program will give our employees, officers and directors new equity incentives to increase the value of the company as recognition for their ongoing commitment to the success of VirtualScopics.